UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93 – Company Registry (NIRE) No. 353.001.861-33

EXCERPT FROM THE MINUTES OF THE 288th MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 16, 2016

1. DATE, TIME AND PLACE: On March 16, 2016, at 10:00 a.m., at the head office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to paragraph 2, article 17 of the Company’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors (“Board”). Also present were the Chief Executive Officer, the Chief Financial and Investor Relations Officer and Mr. Sérgio Luiz Felice, the Chief Accounting Officer, and during a part of the meeting, Messrs. William Bezerra Cavalcanti Filho, Chairman of the Fiscal Council, and Mr. Christian Canezin, partner, representing Deloitte Touche Tohmatsu Auditores Independentes.

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After discussing and examining the items on the Agenda, the directors resolved on the following matters:

(v.i) Examine, pursuant to Article 17, item “e” and Article 27 of the Bylaws, the Management Report, Financial Statements and accompanying Notes of the Company for the fiscal year ended December 31, 2015, including the Report from Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”), which determined net income of eight hundred sixty-four million, nine hundred forty thousand, three hundred sixty-four reais and twenty-nine centavos (R$864,940,364.29), which, added to twenty-six million, one hundred eighteen thousand, nine hundred fifty-eight reais and ninety-six centavos (R$26,118,958.96), related to the Reversal of Comprehensive Income, and to five million, five hundred ninety-six thousand, six hundred one reais and eighty-four centavos (R$5,596,601.84), related to the Reversal of Time-Barred Dividends, resulted in a distribution base of eight hundred ninety-six million, six hundred fifty-five thousand, nine hundred twenty-five reais and nine centavos (R$896,655,925.09), in accordance with Resolution 2016022-E of the Executive Board, and approve their submission to the General Shareholders Meeting;

(v.ii) Approve, pursuant to Article 17, item “e" and Article 27, paragraph 2 of the Bylaws, and in accordance with Resolution 2016022-E of the Executive Board, the proposal for allocation of the net income from fiscal year 2015, which will be submitted to the General Shareholders' Meeting for deliberation:

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93 – Company Registry (NIRE) No. 353.001.861-33

(a)  Allocation of forty-three million, two hundred forty-seven thousand, eighteen reais and twenty-one centavos (R$ 43,247,018.21) to Legal Reserve;

(b)  Allocation of minimum mandatory dividends amounting to two hundred five million, four hundred twenty-three thousand, three hundred thirty-six reais and fifty-two centavos (R$205,423,336.52), corresponding to R$0.206868475 per common share; It was placed on record that (i) dividends will be paid on a date to be defined by the Executive Board, in 2016; (ii) dividends will be paid to shareholders holding the company’s shares on the data of the General Shareholders Meeting to be held on April 29, 2016; and (iii) the shares issued by the Company will be traded “ex-dividend” at the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBovespa”) starting May 2, 2016;

(c)  Allocation of two hundred fifty-five million, thirteen thousand, three hundred fifty reais and sixty-eight centavos (R$255,013,350.68) to the Bylaws Reserve of the Concession Financial Asset, as a result of the financial restatement of the adjusted expectation of cash flow from the concession financial asset; and

(d)  Allocation of three hundred ninety-two million, nine hundred seventy-two thousand, two hundred nineteen reais and sixty-eight centavos (R$392,972,219.68) to the Bylaws Reserve for Working Capital Improvement, due to the following: (i) the adverse economic scenario at the moment; and (iii) uncertainties regarding market projections for distributors due to energy efficiency campaigns and extraordinary tariff increases throughout 2015;

It was placed on record that the following persons participated in the presentation of the Financial Statements and allocation of the Net Income from 2015: Sérgio Luiz Felice, Chief Accounting Officer, Christian Canezin, partner and representative from Deloitte, and William Bezerra Cavalcanti Filho, Chairman of the Fiscal Council, as envisaged in Paragraph 3, Article 163 of Federal Law 6,404/76, who provided clarifications to the Board on the tasks performed for preparing the Management Report, Financial Statements and respective reports.

(v.iii) Approved, after favorable opinion expressed by the Fiscal Council, (a) the Executive Board’s proposal to increase the capital of CPFL Energia through realization of the Bylaws Reserve for Working Capital Improvement, to be submitted to the General Shareholders Meeting for deliberation, in the amount of three hundred ninety-two million, nine hundred seventy-two thousand, two hundred nineteen reais and sixty-eight centavos (R$ 392,972,219.68) by issuing twenty-four million, nine hundred thousand, five hundred thirty-one (24,900,531) book-entry common shares with no par value; and (b) the subsequent amendment to Article 5 of the Bylaws of the Company to restate the item on capital, which will come into effect with the following wording: “Article 5 - The subscribed and paid in capital stock of the Company is five billion, seven hundred forty-one million, two hundred eighty-four thousand, one hundred seventy-four reais and seventy-five centavos (R$ 5,741,284,174.75) divided into one billion, seventeen million, nine hundred fourteen thousand, seven hundred forty-six (1,017,914,746) common registered shares, with no par value”; and (c) the distribution of newly issued shares to shareholders, free of charge as bonus shares, pursuant to Article 169 of Federal Law 6,404/76; it was placed on record that the issue of bonus shares will be at the rate of 2.507570448%, that is, in the ratio of 0.02507570448 new shares of the same type for each share held by shareholders at the close of April 29, 2016, which is the date of the General Shareholders Meeting to be called. The shares will be released for trading “ex rights” to bonus as from May 2, 2016, and the new shares will be added to the stock ownership records on May 5, 2016;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93 – Company Registry (NIRE) No. 353.001.861-33

(v.iv) Took cognizance of the recommendation for approval of the Financial Statements and allocation of the net income for the fiscal year ended December 31, 2015 by the Executive Boards of the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Luz e Força de Mococa (“CPFL Mococa”), Rio Grande Energia S.A. (“RGE”), CPFL Comercialização Brasil S.A. (“CPFL Brasil”), CPFL Planalto Ltda. (“CPFL Planalto”), CPFL Geração de Energia S.A. (“CPFL Geração”), CPFL Jaguari de Geração de Energia Ltda. (“Jaguari de Geração”), CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”), CPFL Atende Centro de Contatos e Atendimentos Ltda. (“CPFL Atende”), Nect Serviços Administrativos Ltda. (“Nect”), CPFL Jaguariúna Participações Ltda. (“CPFL Jaguariúna”), CPFL Total Serviços Administrativos Ltda. (“CPFL Total”), CPFL Telecom S.A. (“CPFL Telecom”), CPFL Centrais Geradoras Ltda. (“CPFL Centrais Geradoras”), CPFL Eficiência Energética S.A. (“CPFL ESCO”), TI Nect Serviços de Informática Ltda. (“Authi”), Clion Assessoria e Comercialização de Energia Elétrica Ltda. (“CPFL Meridional”), CPFL Comercialização Cone Sul S.A. (“CPFL Cone Sul”), Sul Geradora Participações S.A. (“CPFL Sul Geradora”), CPFL Brasil Varegista S.A. (“Covar”), CPFL Transmissão Piracicaba S.A. (“CPFL Transmissão Piracicaba”), CPFL Transmissão Morro Agudo S.A. (“CPFL Transmissão Morro Agudo”), CPFL GD S.A. (“CPFL GD”), Paulista Lajeado Energia S.A. (“Paulista Lajeado”), CPFL Energias Renováveis S.A. (“CPFL Renováveis”), Companhia Energética Rio das Antas S.A. (“Ceran”), Energética Barra Grande S.A. (“Baesa”), Campos Novos Energia S.A. (“Enercan”), Foz do Chapecó Energia S.A. (“Foz do Chapecó”) and Centrais Elétricas da Paraíba S.A. – Epasa (“Epasa”), also recording that (a) CPFL Transmissão Morro Agudo, CPFL Renováveis, CPFL Serviços, CPFL Meridional, CPFL Cone Sul, CPFL Jaguariúna, CPFL Sul Geradora and CPFL Telecom registered net loss during the year and hence there is no profit or income to be allocated or distributed; and (b) at CPFL GD there was no result to be determined and hence there is no proposal for the allocation of result, and recommended to the Directors indicated by the Company and their representatives at the General Shareholders Meeting / Partners Meeting to vote for approval of the respective financial statements and allocation of net income for the fiscal year ended December 31, 2015 (Executive Board Resolutions no. 2016001-MA, 2016004-S, 2016001-CL, 2016001-Cs, 2016001-J, 2016001- JA, 2016001-LP, 2016001-MO, 2016001-Pi, 2016001-SC, 2016001-SG, 2016001-SP, 2016001-T, 2016001-Ti, 2016002-PA, 2016002-R, 2016002-Te, 2016005-B, 2016001-P, 2016001-G, 2016001-JG, 2016002-A, 2016001-N, 2016001-TO, 2016001-Cg, 2016001-ES, 2016001-Bv, 2016001-GD, 2016002-PL, 2016023-E, 2016025-E and 2016034-E);

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93 – Company Registry (NIRE) No. 353.001.861-33

(v.v) Recommended to the Directors indicated by the Company and its representatives at the General Shareholders' Meeting / Partners Meeting of the subsidiaries CPFL Transmissão Morro Agudo, CPFL Serviços, CPFL Meridional, CPFL Cone Sul, CPFL Jaguariúna, CPFL Jaguari, CPFL Leste Paulista, CPFL Mococa, CPFL Piratininga, CPFL Santa Cruz, CPFL Sul Geradora, CPFL Sul Paulista, CPFL Transmissão Piracicaba, Authi, CPFL Paulista, RGE and CPFL Telecom to vote for approval of the increase and/or reduction in the capital and consequent amendment to the Bylaws or articles of incorporation, (Executive Board Resolutions no. 2016001-MA, 2016004-S, 2016001-CL, 2016001-Cs, 2016001-J, 2016001-JA, 2016001-LP, 2016001-MO, 2016001-Pi, 2016001-SC, 2016001-SG, 2016001-SP, 2016001-T, 2016001-Ti, 2016002-PA, 2016002-R and 2016002-Te) and

(v.vi) Approved, pursuant to Articles 124 and 132 of Federal Law 6,404/76 and Article 17, item “d” of the Bylaws, the calling of the General and Extraordinary Shareholders Meetings of the Company, to be held on April 29th.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors and the Secretary. Murilo Cesar L. S. Passos, Décio Bottechia Júnior, Albrecht Curt Reuter Domenech, Ana Maria Elorrieta, Deli Soares Pereira, Francisco Caprino Neto, Licio da Costa Raimundo and Gisélia Silva.

This is a free English translation of the excerpts of the original minutes drawn up in the Book of Meetings of the Board of Directors.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 21, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.